

17018171

S...

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 08707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorn & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E. Washington Ave
(No. and Street)

Fergus Falls (City) MN (State) 56537 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Dorn (218) 739-5236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 20 2017
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DORN & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

OATH OR AFFIRMATION

I, Larry Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorn & Co., Inc., as of February, 22, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.



AMANDA JEAN SAMUELSON
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2019

State of Minnesota
County of Ottertail

Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2017 by Larry Dorn proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Dorn & Co, Inc.

We have audited the accompanying statement of financial condition of Dorn & Co, Inc. as of December 31, 2016, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Dorn & Co, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorn & Co, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Dorn & Co, Inc.'s financial statements. The supplemental information is the responsibility of Dorn & Co, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE℠

DORN & CO., INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2016

DORN & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

INCOME	
Gain on Sale and Holding of Trading Account Securities	$ 67,089
Commissions on Security Sales	23,169
Commissions and Concessions on Mutual Funds	946,831
Annuity Fees	12,612
Dividends and Interest Earned	5,117
Total Income	1,054,818
EXPENSES	
Salaries and Commissions	
Executive	64,494
Registered Representative	224,072
Office and Clerical	354,239
Payroll Taxes	42,667
Advertising	13,958
Bank Service and Clearing Charges	31,561
Depreciation	18,841
Client Expense/Expos	6,933
Utilities and Building Occupancy	22,553
Licenses, Bonds and Insurance	11,910
Memberships, Books, Dues and Subscriptions	25,384
Office Supplies and Expense	44,003
Repairs and Maintenance	570
Postage	2,599
Professional Services	95,302
Rents	120,038
Travel and Entertainment	5,803
Telephone	11,507
Profit Sharing Trust Contributions	12,622
Donations	2,650
Total Expenses	1,111,706
LOSS BEFORE PROVISIONS FOR INCOME TAXES	(56,888)
PROVISIONS FOR INCOME TAXES	1,151
NET LOSS	$ (58,039)

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$ 348,860
Receivable from Broker - Dealers and Clearing Organizations	63,781
Prepaid Expenses	7,911
Office Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $562,512	23,893
Investment in Antique Personal Property	47,130
Restricted Deposit with Clearing Organization	25,000
TOTAL ASSETS	$ 516,575

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable	$ 15,785
Accrued Expenses	48,361
Total Liabilities	64,146
STOCKHOLDERS' EQUITY	
Common Stock	
Par Value $10	
Authorized - 25,000 Shares	
Issued and Outstanding - 6,000 Shares	60,000
Retained Earnings	392,429
Total Stockholders' Equity	452,429
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 516,575

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE - DECEMBER 31, 2015	$ 60,000	450,468	$ 505,838
NET LOSS	-	(58,039)	(58,039)
BALANCE - DECEMBER 31, 2016	$ 60,000	$ 392,429	$ 452,429

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received from Customers and Clients	$ 1,046,271
Cash Payments to Brokers, Vendors and Employees	(1,088,996)
Interest and Dividends Received	5,117
Income Taxes Paid	(1,151)
Net Cash Used by Operating Activities	(38,759)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Reserve Line	25
Payments on Reserve Line	(25)
Net Cash Provided (Used) by Financing Activities	-
NET DECREASE IN CASH	(38,759)
Cash and Cash Equivalents - Beginning of Year	387,619
CASH AND CASH EQUIVELANTS - END OF YEAR	$ 348,860
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Loss	$ (58,039)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities	
Depreciation	18,841
(Increase) Decrease in:	
Accounts Receivable	(3,430)
Prepaid Expenses	(6)
Increase (Decrease) in:	
Accounts Payable	2,971
Accrued Expenses	904
Net Cash Used by Operating Activities	$ (38,759)

See accompanying Notes to Financial Statements

SUPPLEMENTARY INFORMATION

DORN & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3
DECEMBER 31, 2016

SCHEDULE I		2016
TOTAL STOCKHOLDERS' EQUITY - PER BALANCE SHEET	$	452,429
DEDUCTIONS		
Unallowable Assets		
Prepaid Expenses		7,911
Property and Equipment - Net of Accumulated Depreciation		23,893
Investment in Antique Personal Property		47,130
Total Deductions		78,934
NET CAPITAL (See Note 1 Below)		373,495
LESS: MINIMUM REQUIRED CAPITAL		250,000
EXCESS NET CAPITAL	$	123,495
AGGREGATE INDEBTEDNESS	$	64,146
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		7.68:1

1 The above computation of net capital was compared to the computation of net capital for the December 31, 2016 FOCUS filing and no material differences existed.

See Auditor's report

DORN & CO., INC.
RULE 15C3-3
DECEMBER 31, 2016

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries not accounts, does not hold funds at securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

See Auditor's report

Dorn & Co, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Dorn & Co, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dorn & Co, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Dorn & Co, Inc. stated that Dorn & Co, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dorn & Co, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dorn & Co, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Dorn & Co, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016

DORN & CO., INC.™

INVESTMENT SECURITIES

216 E. WASHINGTON • FERGUS FALLS, MN 56537
TELEPHONE 218-739-5236 • 1-800-982-4869
FAX 218-739-9105 • www.dornco.com

Assertions Regarding Exemption Provisions

We, as members of management of Dorn & Co., Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Dorn & Co., Inc.

By:



(Name and Title)

5/4/17

(Date)